Exhibit 99.175

High Tide Inc. Executives Available to Comment Ahead of Annual (‘420’) Cannabis Holiday

CALGARY, AB, April 14, 2021 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (Frankfurt: 2LY), a retail- focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is making available key executives for comment ahead of the annual cannabis holiday on April 20 (‘420’).

As Canadian cannabis consumers face a second (‘420’) under pandemic restrictions, the following High Tide executives will be available to comment on how consumer trends have evolved since the onset of the pandemic, and what Canadian governments can do to help the nascent legal cannabis sector survive and thrive in a post-pandemic world.

Andy Palalas, Chief Revenue Officer

As Chief Revenue Officer, Andy oversees High Tide’s sales and marketing team, and will be able to provide data driven insights into how cannabis purchasing trends have evolved over the course of the pandemic.

Omar Khan, Senior Vice President for Corporate and Public Affairs

As Senior Vice President for Corporate and Public Affairs, Omar leads High Tide’s public policy team and will be able to provide insights into what actions Canadian governments can take to empower the legal cannabis sector to compete with the illicit market in a post-pandemic world.

Team Biographies

Andy Palalas, Chief Revenue Officer at High Tide Inc

Andy Palalas is responsible for developing distribution channels, sourcing new market opportunities and overseeing the revenue portfolio of High Tide. Andy is a business growth and sales professional with a decade of experience in implementing sales programs for established corporations and start-ups alike. With extensive experience in the loyalty marketing sector, a track record of explosive growth in franchise sales and operations, and a holistic mastery of ground-level business development through overarching marketing strategy, he has most recently taken Famous Brandz from inception to the leading manufacturer of licensed consumption accessories internationally.

Omar Khan, Senior Vice President of Corporate and Public Affairs

As Senior Vice President of Corporate and Public Affairs at High Tide Inc, Omar leads High Tide’s advocacy efforts with all levels of government in Canada. As a seasoned industry professional, Omar came to High Tide from one of the world’s leading communications firms where he served as National Cannabis Sector Lead. Notably, he was instrumental in leading the coalition that successfully advocated for Ontario to allow cannabis retailers to offer consumers curbside pickup and home delivery options during the Province’s COVID-19 state of emergency.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 82 branded retail locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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http://www.prnewswire.com/news-releases/high-tide-inc-executives-available-to-comment-ahead-of-annual-420-cannabis-holiday-301268326.html

SOURCE High Tide Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2021/14/c4225.html

%SEDAR: 00045217E

For further information: High Tide Inc., Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com, 647-985- 4401

CO: High Tide Inc.

CNW 10:00e 14-APR-21